TERYL RESOURCES CORP.

02060856

SUPPL

December 17, 2002

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for Monique Van Oord of Teryl Resources Corp. dated December17, 2002.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Monique Van Oord

Enclosure

dlw 1/9

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. *If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.*

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DD MM YY):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY): 31 10 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VAN OORD

GIVEN NAMES: MONIQUE

NO.: 3957 STREET: PHYLLIS ROAD APT:

CITY: NORTH VANCOUVER

PROV: BC POSTAL CODE: V7K 2T9

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT 0

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☒ BRITISH COLUMBIA ☐ MANITOBA ☐ NEWFOUNDLAND ☐ NOVA SCOTIA ☐ ONTARIO ☐ QUIBEC ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	0								☐	0		
OPTION	0	31	10	02	50	25,000		$0.15	☐	25,000		

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

I DID NOT RECEIVE CONFIRMATION OF THE APPROVAL OF MY STOCK OPTION UNTIL DECEMBER 16TH, 2002 - SEE ATTACHED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an *offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): MONIQUE VAN OORD

SIGNATURE: [signature]

DATE OF THIS REPORT (DD MM YY): 17 12 02

ATTN:
JENNIFER
604-278-3409

October 31, 2002

Gregory S. Yanke
Law Corporation
200 - 675 West Hastings Street
Vancouver, BC
V6B 1N2

Attention: Greg Yanke

Dear Sir\Madame:

Re: Teryl Resources Corp. (the "Company") - Submission #78962

We acknowledge receipt of your letter dated October 30, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Monique Van Oord	25,000

The options are exercisable up to September 23, 2007 at a price of $0.15 per share.

Please note that pursuant to the revised Policy 4.4, Incentive Stock Options, section 3.1, companies must adopt a stock option plan and obtain Exchange and shareholder approval for the plan prior to granting incentive stock options. The types of plan are set out in section 1.3 of Policy 4.4. We note that the Company does not currently have a stock option plan and advise that the Company must obtain requisite shareholder approval for a plan at the next meeting of shareholders. In the interim, please continue to file submissions for the grant and amendment of stock options pursuant to the old policy and fee schedule.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502 / EMAIL: sean.joe@tsxventure.com.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\le
cc: Teryl Resources Corp.

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